SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ✓    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____               No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An announcement regarding the resolutions passed at 2012 first extraordinary general meeting of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 16, 2012.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Announcement of resolutions passed at the
First Extraordinary General Meeting for Year 2012

Sinopec Corp. and all members of the Board jointly and severally warrant the authenticity, accuracy and completeness of the information contained in this announcement, and there are no material omissions, or misrepresentations or misleading statements contained herein.

Important Notice:

●	There is no objection against or amendment to the resolutions at the EGM;

●	There is no supplementary resolution before the convening of the EGM.

I.	Convening and attendance of the meeting

China Petroleum & Chemical Corporation (“Sinopec Corp.”) held its first extraordinary general meeting for year 2012 (“EGM”) at Crowne Plaza Beijing Parkview Wuzhou hotel, 8 North St Huan Zhong Road, Chaoyang District, Beijing on Tuesday, 16 October 2012 at 9 a.m.. The board of directors of Sinopec Corp. (“Board”) is pleased to announce that all the proposed resolutions set out in the notice of EGM dated 24 August 2012 were duly passed by the shareholders.

The number of shareholders and authorized proxies who attended the EGM was 42, holding an aggregate of 75,925,423,975 shares carrying valid voting rights, representing 87.45% of the total number of shares carrying attending and valid voting rights, among which the number of holders of A shares and authorized proxies was 38, holding an aggregate of 67,005,563,019 shares, representing 95.67% of total number of A shares carrying valid voting rights, while the number of holders of H shares and authorized proxies was 4, holding an aggregate of 8,919,860,956 shares, representing 53.16% of total number of H shares carrying valid voting rights. As at the shareholding record date of the EGM (14 September 2012), the total number of shares entitling the holders to attend and vote for or against the resolutions at the EGM was 86,820,285,455. There were no shares entitling the holders to attend and abstain from voting in favour of the relevant resolutions at the EGM pursuant to Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HK Listing Rules”). There were no shareholders who have stated their intention in the circular of Sinopec Corp. dated 24 August 2012 to vote against or to abstain from voting on any of the resolutions at the EGM.

The EGM was convened by the Board and chaired by Mr. Fu Chengyu, chairman of the Board. There are currently 15 directors and 9 supervisors of Sinopec Corp. as at the date of the EGM. Mr. Wang Tianpu and Mr. Zhang Yaocang, vice chairmen of the Board, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cai Xiyou, Mr. Dai Houliang and Ms. Bao Guoming, directors, attended the EGM; Mr. Xu Bin, chairman of the board of supervisors, Mr. Geng Limin, Mr. Li Xinjian, Mr. Zou Huiping, Mr. Zhou Shiliang and Mr. Yu Renming, supervisors, attended the meeting; Mr. Wang Xinhua, the Chief Financial Officer, and Mr. Zhang Kehua and Mr. Lei Dianwu, vice presidents, were present at the EGM; Mr. Huang Wensheng, the secretary to the Board attended the EGM. The EGM was convened and held in compliance with the requirements of the Company Law of the PRC and the articles of association of Sinopec Corp.

II.	Consideration of the resolutions

The following resolutions were considered and approved respectively at the EGM by way of poll:

	1.	To consider and approve the following resolution:

THAT, as set out in the circular dated 24 August 2012 issued by Sinopec Corp. to its shareholders:

(a)
the renewal of major continuing connected transactions (including the relevant proposed caps) and the non-major continuing connected transactions (including the relevant proposed caps) for the three years ending on 31 December 2015 are hereby considered and approved;

(b)
Continuing Connected Transactions Third Supplemental Agreement entered into between Sinopec Corp. (on behalf of itself and its subsidiaries) and China Petrochemical Corporation (on behalf of itself and members of the Sinopec Group) is hereby approved, ratified and confirmed;

(c)
Mr. Wang Xinhua, the Chief Financial Officer of Sinopec Corp., be and is hereby authorized to sign or execute such other documents or supplemental agreements on behalf of Sinopec Corp. and to take all such actions pursuant to the relevant board resolutions as necessary or desirable.

	Representing shares	For	Against	Approval (%)
Voting results	9,123,721,380	6,449,388,021	2,674,333,359	70.69%

*
China Petrochemical Corporation, as controlling shareholder of Sinopec Corp. holding 65,797,127,692 shares casting voting rights of Sinopec Corp., abstained from voting in respect of this resolution. The total number of shares entitling the shareholders to attend and to vote on this resolution is 21,023,157,763.

2.
To consider and approve the Zhong Ke Guangdong refinery integration project (the “Refinery Project”) and to authorise Mr. Wang Tianpu, Vice Chairman of the Board of Directors of Sinopec Corp. and President of Sinopec Corp. to take all necessary actions in relation to the Refinery Project, including but not limited to the formulation and execution of all the necessary legal documents.

	Representing shares	For	Against	Approval (%)
Voting results	75,925,416,375	75,726,115,174	199,301,201	99.74%

*	The total number of shares entitling the shareholders to attend and to vote on this resolution is 86,820,285,455.

3.
To consider and approve the proposed amendments to the articles of association of Sinopec Corp and to authorise the secretary to the Board of Directors to, on behalf of Sinopec Corp., deal with all procedural requirements such as applications, approvals, registrations and filings in relation to the proposed amendments to the articles of association (including cosmetic amendments as requested by the regulatory authorities).

	Representing shares	For	Against	Approval (%)
Voting results	75,920,989,254	75,914,295,154	6,694,100	99.99%

*	The total number of shares entitling the shareholders to attend and to vote on this resolution is 86,820,285,455.

III.	Witness by lawyers

Li Liping and Huo Wanhua, PRC lawyers of Sinopec Corp. from Haiwen & Partners, attended the EGM and issued a legal opinion that the convening of and the procedures for holding the EGM, the voting procedures at the EGM, the eligibility of the convenor of the EGM and the eligibility of the shareholders (or their proxies) attending the EGM were in compliance with the requirements of relevant laws and the articles of association of Sinopec Corp. and the voting results at the EGM were valid.

In accordance with the requirements of the HK Listing Rules, Hong Kong Registrars Ltd. was appointed as the scrutineer in respect of voting at the EGM note.

VI.	Documents for Inspection

	(1)	The resolutions of the EGM signed by the directors, supervisors and the recorder who attended the EGM; and

	(2)	The legal opinion.

By Order of the Board
Huang Wensheng
Secretary to the Board of Directors

16 October, 2012

Note: Hong Kong Registrars Ltd. is the H Share registrar for Sinopec Corp.

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+ , Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: October 17, 2012